EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$816,023	$689,758	$527,822	$183,554	$(310,300)
Fixed charges	130,814	139,422	162,418	210,394	231,208
Amortization of capitalized interest	138,141	194,728	255,065	224,291	189,382
Capitalized interest	(120,001)	(131,444)	(154,107)	(201,103)	(221,071)
Distributions in excess (less than) earnings of affiliates	(6,185)	(3,476)	767	3,324	3,628
Income as adjusted	$958,792	$888,988	$791,965	$420,460	$(107,153)
Fixed charges:
Interest expensed and capitalized	$121,672	$131,069	$154,819	$202,395	$222,383
Portion of rents representative of interest factor	9,142	8,353	7,599	7,999	8,825
Fixed charges	$130,814	$139,422	$162,418	$210,394	$231,208
Ratio of earnings to fixed charges (a)	7.3	6.4	4.9	2.0	—
Note: The ratios of earnings to fixed charges set forth above are computed on a consolidated basis. Fixed charges are comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Earnings for year ended December 31, 2011 was inadequate to cover fixed charges. Additional earnings of $338.4 million would have been necessary to bring the ratio to 1.0.